June 15, 2005
Zip+4 Code:  20549-0305

Via Fax & U.S. Mail
Environmental Solutions Worldwide, Inc.
David J. Johnson
CEO, President and acting CFO
132 Penn Avenue
Telford, Pennsylvania 18969

		Re:	Environmental Solutions Worldwide, Inc. (the
"Company")
			Form 10-KSB for the Year Ended December 31, 2004
       			Form 10-QSB for the Quarterly Period Ended
March
31, 2005
			File No. 000-30392

Dear Mr. Johnson:

      Based upon an examination restricted solely to considerations of the Financial Statements, and Management`s Discussion and Analysis the staff has the following comments on the above-referenced documents.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

	Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate by the
Company, advise the staff of the reason thereof.

      Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be also be submitted in electronic form, under the label
"corresp" with a copy to the staff.  Please respond within fifteen
(15) business days.




Form 10-KSB for the Fiscal Year Ended December 31, 2004

Item 6- Management Discussion and Analysis

Comparison of Year Ended December 31, 2004 to Year Ended December
31,
2003 Results of Operations, page 13

1. You only disclose how changes in material and direct labor costs affected cost of goods sold ("COGS") and how changes in shop as well as manufacturing related costs affected marketing, office and general expenses. Hence, it seems that the only production costs flowing through inventory and COGS are materials and direct labor, while shop and manufacturing related costs are flowing through operating expenses. As such, please tell us the production costs that are capitalized to inventory and flow through COGS as inventory is released.

Significant Accounting Policies and Accounting Standards, page 16

2. Your critical accounting policy disclosure should not duplicate the accounting policy disclosures in the notes to the financial statements. Instead, your critical accounting policy disclosure should address specifically why your accounting estimates or assumptions bear the risk of change (e.g., uncertainty attached to the estimate or assumption, difficulty in measuring or valuing) and, to the extent material, such factors as how you arrived at the estimates, how accurate the estimates/assumptions have been in the past. For example, you should expand your disclosure in the Critical Accounting
Policies section of MD&A to give the reader and understanding of the type of uncertainties that are in place during your revenue recognition process (such as returns), the significant assumptions made during your intangible as well as fixed asset impairment tests, your procedures for reviewing accounts for receivable impairment and last but not least, disclosures regarding how you account for research and development costs. Please refer to the guidance in Section V of
FR-72 (Release No. 33-8350).

Item 7- Financial Statements

Note 2- Significant Accounting Policies, page F-7

3. Due to the fact that you have incurred and will continue to incur significant research and development costs, please include disclosures indicating your accounting policy for these costs.


Earnings per Common Share, page F-8

4. Please revise to disclose your calculation of weighted average shares. Your calculation should disclose the number of outstanding options, warrants and shares issuable upon conversion of outstanding convertible debt or preferred stock that could potentially dilute basic earnings per share in the future, but that were not included in the computation of diluted earnings per share for the periods presented in your financial statements because their impact was anti-dilutive for the periods presented in your financial statements. Refer to the requirements of paragraph 40 of SFAS No. 128.

Income Taxes, page F-8

5. Please amend your filing to include all the disclosures required by paragraphs 43 through 49 of SFAS 109, as applicable and if significant. At a minimum, we believe that the disclosures specified in paragraph 43 of the above referenced statement should be provided.

Note 7- Redeemable Class A Special Shares, page 11

6. You state that the holder can redeem the shares at $583 thousand dollars and that the maximum value upon which you are liable is the value of the net assets of BBL. In earlier documents you stated that there were 700 thousand Class A special shares redeemable at a fixed price of $454 thousand. If this is not the case, explain how you have valued these shares on your December 31, 2004 balance sheet. Please revise or advise as appropriate.

Note 8 - Convertible Debentures, page F-11

7. We see that you issued warrants in conjunction with the debentures and that you appropriately allocated a portion of the proceeds to those warrants. Please advise us as to the fair market value of your common shares at the issuance date. In addition, as you did not record a beneficial conversion feature in connection with the debentures, please confirm that you followed the accounting guidance in EITF 00-27, Part II, Issue I.

Other:

8. Based on your 2004 and 2003 financial results as well as the accumulated deficit balance of $11.561 million, provide support for your conclusion that your intangible assets have not been impaired.
Please also provide us with the major assumptions used in your impairment analysis.

9. In view of your discussion of warranty matters on page 8, it appears that related footnote disclosures may be required pursuant to the requirements of FIN 45, paragraph 14. Please revise or advise.

Form 10-QSB for the Quarterly Period Ended March 31, 2005

10. We note that there was a significant increase in your inventory balances on March 31, 2005. However, as you have not disclosed the reason for the change within your March 31, 2005 filing, please provide us with a detailed explanation for increases in the balance from December 31, 2004 and March 31, 2004.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.






You may contact Juan Migone at (202) 551-3312 or Margery Reich at
(202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at (202) 551-3211 with any other questions.


      Sincerely,



      David R. Humphrey
      Branch Chief-Accountant

Via facsimile:  David J. Johnson- CEO, President and acting CFO
		(905) 695-5013
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David J. Johnson-CEO, President and acting CFO
Environmental Solutions Worldwide, Inc.
June 15, 2005
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